UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)
(Amendment No. _)*
NovaMed, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
66986W207
(CUSIP Number)
HealthInvest Partners AB
Biblioteksgatan 29
SE-114 35 Stockholm
Sweden
Tel. 011-46-8-440-38-31
With a copy to:
David G. Nichols, Jr., Esq.
Cahill Gambino LLP
405 Lexington Avenue, 7th Floor
New York, NY 10174
(646) 434-1661
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	66986W207	Page	2	of	12 Pages

1	NAME OF REPORTING PERSONS HealthInvest Partners AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Sweden

	7	SOLE VOTING POWER

NUMBER OF		405,875

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		405,875

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	405,875

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	66986W207	Page	3	of	12 Pages

1	NAME OF REPORTING PERSONS HealthInvest Global Long/Short Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Sweden

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		177,498

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		177,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	177,498

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	66986W207	Page	4	of	12 Pages

1	NAME OF REPORTING PERSONS HealthInvest Value Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Sweden

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		215,377

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		215,377

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	215,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	66986W207	Page	5	of	12 Pages

1	NAME OF REPORTING PERSONS HealthInvest Access Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Sweden

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		13,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1 Security and Issuer
The class of equity to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of NovaMed, Inc. (the “Company”), which has its principal executive offices at:
333 W. Wacker, Suite 1010
Chicago, Illinois 60606
Item 2 Identity and Background
The names of the persons filing this statement are HealthInvest Partners AB, a Swedish corporation (“HealthInvest Partners”), and HealthInvest Global Long/Short Fund, a specialty fund organized pursuant to the Swedish Investment Funds Act (“Global Long/Short Fund”), HealthInvest Value Fund, a specialty fund organized pursuant to the Swedish Investment Funds Act (“Value Fund”), and HealthInvest Access Fund, an undertaking for collective investments in transferable securities in accordance with the Swedish Investment Funds Act (“Access Fund” and together with Global Long/Short Fund and Value Fund, the “HealthInvest Funds;” each of which, together with HealthInvest Partners, is a “Reporting Person”).
HealthInvest Partners and the HealthInvest Funds are engaged in the business of investment management. HealthInvest Partners is the investment advisor and control person of each of the HealthInvest Funds, which hold securities of the Company.
The address of the principal office of each of the Reporting Persons is Biblioteksgatan 29, SE-114 35 Stockholm, Sweden.
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3 Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the 405,875 shares of Common Stock to which this Statement relates with investment capital held by the HealthInvest Funds as follows:
(a) Global Long/Short Fund acquired 177,498 shares of Common Stock on the open market between November 9, 2009 and February 28, 2011 for a total consideration of $2,208,656. Value Fund acquired 215,377 shares of Common Stock on the open market between November 9, 2009 and February 28, 2011 for a total consideration of $2,349,059. Access Fund acquired 13,000 shares of Common Stock on the open market between February 4, 2011 and February 28, 2011 for a total consideration of $171,179.
The above amount of total consideration includes any commissions incurred in making the investments. The source of these funds was the investment capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4 Purpose of Transaction
All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company’s securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company’s business, financial condition and operating results, general market and industry conditions or other factors.
As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Company regarding the matters described in subparagraphs (a) through (j) above.
On March 2, 2011, Anders Hallberg, the Managing Director and CEO of HealthInvest Partners, sent a letter to the Board of Directors of the Company (the “Board”) expressing disappointment with the terms of the Agreement and Plan of Merger dated January 20, 2011 between Surgery Center Holdings, Inc., Wildcat Merger Sub, Inc. and the Company, and encouraging the Board to remain receptive to proposals that would be superior to the pending merger from a financial point of view. A copy of such letter is attached hereto as Exhibit 99.2 and incorporated by reference herein.
Item 5 Interest in Securities of the Issuer
(a) As of the close of business on March 1, 2011, HealthInvest Partners and the HealthInvest Funds were the beneficial owners of 405,875 shares of Common Stock, which constitute in the aggregate 5.1% of the outstanding shares of Common Stock of the Company, based on 7,957,731 shares of Common Stock reported as outstanding on Form 10-Q for the quarterly period ending September 30, 2010 filed by the Company.
(b) HealthInvest Partners has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.
Each of the HealthInvest Funds has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above. Such power is shared with HealthInvest Partners.
(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

Entity	Trade Date	Activity	Quantity	Average Price $
Access Fund	02/04/11	BUY	10,000	13.158
Access Fund	02/11/11	BUY	3,000	13.12
Global Long/Short Fund	01/11/11	SELL	(4,200)	12.4289

Entity	Trade Date	Activity	Quantity	Average Price $
Global Long/Short Fund	02/15/11	BUY	26,200	13.1496
Global Long/Short Fund	02/16/11	BUY	20,000	13.1501
Global Long/Short Fund	02/17/11	BUY	16,298	13.1543
Global Long/Short Fund	02/18/11	BUY	46,200	13.2029
Global Long/Short Fund	02/25/11	BUY	26,100	13.1644
Value Fund	02/22/11	BUY	50,000	13.2
Value Fund	02/28/11	BUY	15,000	13.158
(d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.
(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7 Material to be Filed as Exhibits
99.1 Joint Filing Agreement
99.2 Letter dated March 2, 2011 from Anders Hallberg, Managing Director and CEO of HealthInvest Partners, to the Board of Directors of the Company.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: March 2, 2011
HEALTHINVEST PARTNERS AB
By: /s/ ANDERS HALLBERG
Name: Anders Hallberg
Title: Managing Director and CEO
HEALTHINVEST GLOBAL LONG/SHORT FUND
By: /s/ ANDERS HALLBERG
Name: Anders Hallberg
Title: CEO of Managing Company
HEALTHINVEST VALUE FUND
By: /s/ ANDERS HALLBERG
Name: Anders Hallberg
Title: CEO of Managing Company
HEALTHINVEST ACCESS FUND
By: /s/ ANDERS HALLBERG
Name: Anders Hallberg
Title: CEO of Managing Company